

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2013

Via E-Mail
Li Yuan
Chief Executive Officer
China Xuefeng Environmental Engineering Inc.
C214. Fitting Integration Building, Fazhan Road to Sugian Gate Section
Jiangsu Province, China 223800

> **Re:**   **China Xuefeng Environmental Engineering Inc.**
> **Form 10-Q for Fiscal Quarter Ended November 30, 2012**
> **Filed January 14, 2013**
> **Amendment No. 1 to Form 8-K**
> **Filed January 10, 2013**
> **Response dated March 13, 2013**
> **File No. 333-175483**

Dear Mr. Yuan:

We have reviewed your response letter and have the following comment.

<p align="center">Form 10-Q for Fiscal Quarter Ended November 30, 2012</p>

General

1. We note your response to comment 2 in our letter dated March 1, 2013, and appreciate the additional information you provided. However, it appears to us that for clients who pay an upgrading and improvement fee and enter into a license agreement, these transactions are multiple-element arrangements. Please confirm to us, and revise future filing to clarify, that your accounting for these transactions complies with the requirements of ASC 605-25-25 and ASC 605-25-30 and you will provide all the disclosures required by ASC 605-25-50.

You may contact Anne McConnell, Senior Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

Cc: Via E-Mail
        Gregg Jaclin, Esq.